

April 21, 2015

Via E-mail
Jerald W. Richards
Vice President and Chief Financial Officer
Potlatch Corporation
601 West 1st Ave., Suite 1600
Spokane, WA  99201

> **Re:** **Potlatch Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 1-32729**

Dear Mr. Richards:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 19

1.      We are unable to locate the summary of shares authorized for issuance under your equity compensation plans, as contemplated by Item 201(d) of Regulation S-K.  Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.      We note your use of EBITDDA and FAD in your investor presentation filed on March 10, 2015.  Please tell us if you consider these measures to be key performance indicators. To the extent a measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis.  Please include an example of any future disclosure in your response.

Consolidated Results Comparing 2014 and 2013

Cost of Goods Sold, page 29

3.      You indicate impacts to your cost of goods sold line item for the increase from 2013 to 2014 include higher logging costs and forest management expenses in your Resource segment and higher log costs and labor-related expenses for your Wood Products segment.  In future filings please quantify for us the consolidated amounts applicable to the material components of cost of goods sold and provide explanations for variances at this lower level or tell us why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Kim McManus, Attorney-Adviser at 202.551.3215 or Erin Martin, Senior Counsel at 202.551.3391 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant